Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2013

July 13, 2012

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Thompson:

This letter is submitted on behalf of Edison International in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) with respect to our Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), as set forth in your letter to me dated June 15, 2012.

For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below each numbered comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Edison Mission Group, page 53

Results of Operations, page 53

Adjusting Operating Income (Loss) (“AOI”) - Overview, page 55

1.
In light of the non-operating adjustments to arrive at AOI, please tell us your consideration of reconciling AOI to net income (loss) rather than operating income (loss). Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Background -

Edison International (EIX) has two business segments: an electric utility segment (Southern California Edison or SCE) and a competitive power segment (Edison Mission Group or EMG). As described on page 13 of our 2011 Form 10-K, EMG's operations (as of December 31, 2011) consisted of ownership or leasehold interests in approximately 10,000 megawatts of capacity of power plants that we refer to as projects. These operating projects include different classifications (merchant vs. contracts), different fuel sources and different locations. Although most of the operating projects are consolidated for financial reporting purposes, there are a number of interests accounted for on the equity method as described in Note 1. Summary of Significant Accounting Polices and Note 3. Variable Interest Entities. As a result, the income from these projects is reported in the Consolidated Statement of Income under Equity in Income from Unconsolidated Affiliates, below Operating Income. We also have two operating projects that are accounted for on the cost method and income from these projects is also reported below Operating Income.

Response:

In presenting the operating results for EMG in the Management's Discussion and Analysis of Financial Condition and Results of Operations, we have focused on income from EMG's operating projects. On Page 55 of the 2011 Form10-K, we have presented the income from EMG's projects for the three year period ended December 31, 2011. In order to include income from projects accounted for on the equity and cost methods we have made adjustments to operating income and have identified these adjustments in our reconciliation of Adjusted Operating Income (“AOI”) to operating income on page 56 of our 2011 Form10-K. The items identified in this reconciliation related to EMG's operating projects. In addition to including income from equity or cost based investments, we have included an adjustment for production tax credits related to wind energy projects. As described in footnote 1 to the table on page 58 of the 2011 Form 10-K, production tax credits are recognized as wind energy is generated based on per-kilowatt rate prescribed in the applicable federal and state statues. Management believes that inclusion of production tax credits in AOI for wind projects is meaningful to investors as federal and state subsidies are an integral part of the economics of these projects.

As described above, we have presented AOI from operating projects as the most useful information to investors. Question 103.02 of your Compliance and Disclosure Interpretations states if a company presents earnings before interest and taxes (“EBIT”) or earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a performance measure, such measures should be reconciled to net income as presented in the statement of operations under GAAP. It was not our intent to present either EBIT or EBITDA as a performance measure. AOI differs from EBITDA since AOI includes depreciation and amortization and the production tax credits that are included in income tax expense (benefit). EIX considers operating income to be the most directly comparable financial measure of AOI and, as a result, has prepared the reconciliation of AOI to operating income as presented in the consolidated statements of operations under GAAP as required under Item 10(e)(1)(i)(B) of Regulation S-K.

Adjusted Operating Income from Consolidated Operations, page 56

2.
You present full non-GAAP income statements for Midwest Generation Plants, Homer City and Renewable Energy Projects. Presenting full non-GAAP income statements may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please tell how you plan to consider the above referenced guidance in future earnings discussions. In addition, please tell us your consideration of reconciling Midwest Generation Plants', Homer City's and Renewable Energy Projects' AOI to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

AOI, as presented for the Midwest Generation Plants, Homer City and Renewable Energy Projects beginning on page 56 of the 2011 Form 10-K, is not intended to provide full non-GAAP income statements for those projects as discussed in your Compliance and Disclosure Interpretation Question 102.10. In order to provide investors details of AOI for the largest sources of income for EMG's projects, we have presented additional data (revenues and operating expenses) for these projects to supplement the AOI table on page 55 of the 2011 Form 10-K.

In presenting these tables, we also note:

•	The Midwest Generation table includes operating income under GAAP as well as AOI with other income as a reconciliation item. Such amounts were not material to provide further details.

•	The Homer City table includes operating income and AOI with no differences.

•
The Renewable Energy Projects does not provide a reconciliation, but includes a description of the differences between operating income and AOI. In future filings we will include a reconciliation of the specific items in this footnote.

We believe that these disclosures assist users of our financial information in understanding the revenues and costs without undue emphasis on non-GAAP financial information and consistent with the table of AOI included on page 55 of our 2011 Form 10-K.

Item 8. Financial Statements and Supplemental Data, page 85

Notes to Consolidated Financial Statements, page 95

Note 1. Summary of Significant Accounting Policies, page 95

Dividend Restrictions, page 101

3.
Please tell us your consideration of disclosing the nature of any other restrictions on the ability of your consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. In this regard, we note that the first table on page 61 highlights EME subsidiary contractual dividend restrictions. Please also tell us your consideration of disclosing total restricted net assets from unconsolidated and consolidated subsidiaries as the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(i) and (ii) of Regulation S-X [sic].

Response:

We have reviewed the guidance in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and have included disclosure regarding dividend restrictions applicable to SCE on page 102 of our 2011 Form 10-K. As noted by the above comment, we have provided disclosure of restrictions on distributions by EME on page 61 with further details on pages 64 and 65 of our 2011 Form 10-K. We note that EME has not made a distribution for a number of years and, accordingly, EIX has not depended on such distributions for dividends to its shareholders.

In future filings we will expand the disclosure in the footnotes to the financial statements regarding the nature of the restrictions and the total restricted net assets from consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal period substantially similar to the following example using data at December 31, 2011.

Restricted Net Assets and Dividends of Subsidiaries
The CPUC regulates SCE's capital structure which limits the dividends it may pay Edison International. SCE may make distributions to Edison International as long as the common equity component of SCE's capital structure remains at or above the 48% authorized level on a 13-month weighted average basis. At December 31, 2011, SCE's 13-month weighted-average common equity component of total capitalization was 50.4% resulting in a restriction on net assets of $8.5 billion and the capacity to pay $436 million in additional dividends as of December 31, 2011.
EME is restricted under Senior Notes and a guaranty of the Powerton-Joliet leases from selling or disposing of assets, which includes distributions, if the aggregate net book value of all such sales and dispositions during the most recent 12-month period would exceed 10% of consolidated net tangible assets as defined in such agreement. In order to comply with the agreement $[892] million of EMG's net assets were restricted at December 31, 2011 and the maximum distribution permitted under these agreements is $[778] million.
Item 9A. Controls and Procedures, page 162

Internal Control Over Financial Reporting, page 162

4.
Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter, rather than “during the period to which this report relates,” that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings accordingly.

Response:

Edison International will revise in future filings Item 9A. Controls and Disclosures, to clarify disclosure of any change in internal control over financial reporting that occurred during the last quarter as prescribed under Item 308(c) of Regulation S-K.

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

•	Edison International is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Edison International may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (626)302-2278 or via e-mail at mark.clarke@edisonintl.com.
Sincerely,
/s/ Mark Clarke
_____________________________
Mark Clarke
Vice President and Controller
Edison International